OD
12/22/14

SECU 14042196 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 AND ENDING 9/30/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aberdeen Fund Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG - LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 19 2014
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 12/23/14

ABERDEEN FUND DISTRIBUTORS, LLC

Financial Statements and Schedules

September 30, 2014

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Aberdeen Asset Management Inc.:

We have audited the accompanying statement of financial condition of Aberdeen Fund Distributors, LLC (the Company) as of September 30, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aberdeen Fund Distributors, LLC as of September 30, 2014 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole

KPMG LLP

November 25, 2014

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Financial Condition

September 30, 2014

Assets

Cash	$	2,111,951
Fee-related receivables from funds		842,970
Prepaid expenses		18,561
Total assets	$	2,973,482
Liabilities and Member's Equity		
Liabilities:		
Fees payable to external broker-dealers and Affiliates	$	776,648
Accrued expenses		39,271
Payable to Parent and Affiliates, net		20,827
Total liabilities		836,746
Member's equity		2,136,736
Total liabilities and member's equity	$	2,973,482

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Operations

Year ended September 30, 2014

Revenue:		
Distribution fees	$	5,432,405
Underwriter fees and other		284,270
Total revenue		5,716,675
Expenses:		
Sales commissions to external broker-dealers and Affiliates		5,003,690
Licenses and fees		541,610
Professional fees		114,379
Other operating expenses		18,156
Total expenses		5,677,835
Net income	$	38,840

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Changes in Member's Equity

Year ended September 30, 2014

Balance, September 30, 2013	$	2,097,896
Net income		38,840
Balance, September 30, 2014	$	2,136,736

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Cash Flows

Year ended September 30, 2014

Cash flows from operating activities:		
Net income	$	38,840
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in fee-related receivables from funds		18,817
Increase in prepaid expenses		(6,777)
Increase in fees payable to external broker-dealers & Affiliates		11,406
Increase in accrued expenses		34,771
Decrease in payable to Parent and Affiliates, net		(39,716)
Net cash provided by operating activities		57,341
Cash at beginning of year		2,054,610
Cash at end of year	$	2,111,951

See accompanying notes to financial statements.

(1) Organization

Description of Business

Aberdeen Fund Distributors, LLC (the Company) is organized under the laws of the state of Delaware and is a wholly owned subsidiary of Aberdeen Asset Management, Inc. (the Parent) and an indirect wholly owned subsidiary of Aberdeen Asset Management PLC (AAM PLC), a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia, Puerto Rico, and the Virgin Islands. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Aberdeen Family of Mutual Funds (the Funds), which comprises 24 mutual funds. The Company also provides access to DTC/NSCC settlement services for non-U.S. fund products and acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by an affiliate. These settlement services and placement agent activities represent a de minimus portion of the Company's business.

The Parent is the sole member of the Company, and for the year ended September 30, 2014, all of the Company's revenues were generated from activities with the Funds.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Sales Commissions

The Company charges certain costs, principally sales commissions that are paid to other securities brokers in connection with the sale of certain shares of the Funds, to expense when incurred.

(c) Fees Payable to External Broker-Dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several external broker-dealers through which the Funds are distributed. As compensation to these external broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, retaining a portion of these fees, known as underwriter fees. As of September 30, 2014, the Company owed $ 776,648 to external broker-dealers and Affiliates for services rendered. The gross fees received are reflected as revenues and the amounts paid to external broker-dealers and Affiliates are categorized as sales commissions to external broker-dealers in the statement of operations.

(Continued)

(d) ***Revenue Recognition***

Revenues from distribution services are based on the contractual agreements with the Funds and computed as a percentage of managed assets. The Company recognizes revenue from distribution and underwriter fees when earned.

(e) ***Payments to/Receipts from Parent and Affiliates***

The Company and the Parent have entered into a management agreement by which the Parent provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. There were no costs charged by the Parent to the Company for such services for the year ended September 30, 2014, as the Parent has agreed to absorb such costs until otherwise noted.

As of September 30, 2014, the net amount owed by the Company to the Parent and Affiliates was $20,827. The Company owed the Parent $40,671 of financing agent fees and CDSC fees, which were offset by management fees receivable of $11,550. The Company receives management fees from the Parent in order to offset registered representative licensing costs. Full year management fees for services provided by the Company and charged back to the Parent totaled $ 136,500, and are included in underwriter fees and other revenue on the statement of operations. The Company also had transactions with Affiliates related to sales for which a commission receivable of $9,915 was recorded as Underwriter Fees and other revenue.

(f) ***Income Taxes***

The Company is a single-member limited liability company and, as such, is disregarded for federal and state income tax purposes. As such, all items of income and expense pass through and are included in the Parent's income tax filings. The Company does not currently have an income tax sharing arrangement with the Parent. The federal and state tax expense for the year ended September 30, 2014 would have been $17,420 if the Company was not a disregarded entity and taxed as a corporation.

(3) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the Alternative Net Capital Standard based on Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-3). The rule requires that the Company maintain as its capital the greater of $ 250,000 or 2% of aggregate debits used in computing its reserve requirement. As of September 30, 2014, the Company had net capital of $ 1,332,073 and excess capital of $ 1,082,073 over the $ 250,000 minimum requirement.

(4) Subsequent Event

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through November 25, 2014, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

Schedule 1

ABERDEEN FUND DISTRIBUTORS, LLC

Computation of Net Capital under Rule 15c3-1

As of September 30, 2014

Net capital:		
Total member's equity from statement of financial condition	$	2,136,736
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables from funds		(764,637)
Prepaid expenses		(18,561)
Intercompany Receivables		(21,465)
Net capital	$	1,332,073
Debit balances:		
Computation of alternative net capital requirement		
2 % of aggregate debit items (or $ 250,000, if greater)	$	250,000
Total net capital requirement	$	250,000
Excess net capital	$	1,082,073

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of September 30, 2014)

Net Capital, as reported in Company's Part II (unaudited) Focus report	$	1,372,278
Allowable fee-related assets erroneously classified as non-allowable		6,697
Intercompany receivable offset against other intercompany payables		(21,465)
Other audit adjustments (net)		(25,437)
Net Capital per the preceding	$	1,332,073

See accompanying independent auditors' report.

Schedule 2

ABERDEEN FUND DISTRIBUTORS, LLC

Determination of Reserve Requirement under Rule 15c3-3

As of September 30, 2014

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of September 30, 2014, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

ABERDEEN FUND DISTRIBUTORS, LLC

Information for Possession or Control Requirements under Rule 15c3-3

As of September 30, 2014

		Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondent's possession or control as of the report date, (for which instructions to reduce to possession or control had been issued as of the report date for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.)	$	-	-
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$	-	-

See accompanying independent auditors' report.

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Aberdeen Asset Management Inc.
1735 Market Street 32nd floor
Philadelphia, PA 19103:

We have reviewed management's statements, included in the accompanying *Aberdeen Fund Distributors LLC Exemption Report for the Fiscal Year Ended September 30, 2014 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3* (the Exemption Report), in which (1) Aberdeen Fund Distributors, LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended September 30, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

November 25, 2014

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors of
Aberdeen Asset Management Inc.
1735 Market Street 32nd floor
Philadelphia, Pennsylvania 19103

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Aberdeen Fund Distributors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 25, 2014